EXHIBIT 3.1

Amendment to Bylaws of Terra Tech Corp.

ARTICLE I

SHAREHOLDERS

9. Quorum of Shareholders

The holders of 5% or more of the shares of the Corporation issued and outstanding and entitled to vote at any meeting of the shareholders shall constitute a quorum at such meeting for the transaction of any business, provided that when a specified item of business is required to be voted on by a class or series, voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum for the transaction of such specified item of business.